

05037083

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-33359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___12/27/03___ AND ENDING ___12/31/04___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
                                                                    (No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal   (212) 670-5987
                                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                        (Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(S.E.C. I.D. No. 8-33359)

BALANCE SHEET AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Professional Clearing Corp.:

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the balance sheet, in 2004 the Company changed its method of accounting for stock-based compensation to conform to SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* and retroactively restated beginning retained earnings.

Our audit was conducted for the purpose of forming an opinion on the balance sheet taken as a whole. The following supplemental schedules of the Company as of December 31, 2004, are presented for purposes of additional analysis and are not a required part of the balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act: (i) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, (ii) Schedule of Segregation Requirements and Funds in

Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and (iii) Schedules of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Futures Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the balance sheet and, in our opinion, are fairly stated in all material respects when considered in relation to the balance sheet taken as a whole.

Deloitte & Touche LLP

February 28, 2005

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

BALANCE SHEET AS OF DECEMBER 31, 2004
(Dollars in Thousands, Except Share and Per Share Amounts)

ASSETS

Cash and cash equivalents	$ 1,678
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	516,590
Securities financing transactions:	
Receivables under resale agreements *(includes securities received as collateral and segregated for regulatory purposes of $1,710,000)*	2,664,493
Receivables under securities borrowed transactions	1,113,481
	3,777,974
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $249,811)	432,350
Receivables from affiliated companies	9,021,595
Other receivables:	
Customer and non-customer proprietary balances (net of allowance for doubtful accounts of $1,000)	8,317,755
Brokers and dealers	549,778
Interest and other	5,595
	8,873,128
Exchange Memberships, at cost	22,965
Equipment and facilities— (net of accumulated depreciation and amortization of $8,467)	3,361
Loans receivable (net of allowance for doubtful accounts of $2,042)	89,713
Goodwill	8,507
Other assets	14,565
Total Assets	**$22,762,426**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables under securities loaned transactions	$ 1,158,226
Trading liabilities, at fair value	427,865
Payables to affiliated companies	2,621,523
Other payables:	
Customer and non-customer proprietary balances	16,516,197
Brokers and dealers	275,036
Interest	2,902
	16,794,135
Other liabilities	49,482
Total liabilities	21,051,231
Subordinated borrowings	750,000
Total Stockholders' Equity	961,195
Total Liabilities and Stockholders' Equity	$22,762,426

See Notes to Balance Sheet.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

NOTES TO BALANCE SHEET
AS OF DECEMBER 31, 2004
(Dollars in Thousands, Except Share and Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation - The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices.

Use of Estimates - In presenting the Balance Sheet, management makes estimates regarding the outcome of litigation, the carrying amount of goodwill, certain trading inventory valuations, the realization of deferred tax assets, valuation of employee stock options, certain costs allocated by ML&Co., and other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact on the Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 4.

Balance Sheet Captions - The following are policies related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations - Cash and securities segregated for regulatory purposes or deposited with clearing organizations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC as well as funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Securities Financing Transactions - The Company enters into resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, and obtain securities for settlement. The Company also engages in securities financing for customers through margin lending (see *Customer and Non-customer Proprietary Transactions*).

Resale agreements are accounted for as secured financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral, when appropriate. Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the

event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC. The fair value of these securities is disclosed parenthetically in Receivables under resale agreements on the Balance Sheet.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. For these transactions, the fees received or paid by the Company are recorded as interest revenue or expense. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Balance Sheet.

Trading Assets and Liabilities - The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See the *Derivatives* section below for additional information on accounting policy for derivatives.

Trading securities and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Fair values of trading securities are based on quoted market prices.

Derivatives - A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve commitments to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities).

Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. Fair values for exchange-traded derivatives, principally futures and options, are based on quoted market prices.

Other Receivables and Payables

Customer and Non-customer Proprietary Transactions - Customer and non-customer proprietary securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Commissions charged for executing customer and non-customer proprietary transactions are recorded on a trade date basis.

Brokers and Dealers Receivables and Payables - Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), amounts due on margin transactions, and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), margin deposits and net payables arising from unsettled trades. Brokers and Dealers receivables and payables also include amounts related to futures contracts transacted on behalf of customers.

Interest and Other Receivables and Payables - Interest and other receivables include interest receivable on U.S. Government obligations, customer and non-customer receivables, securities financing transactions, commissions receivable, and income taxes. Interest and other payables include interest payable for securities financing transactions, payables to affiliated companies and amounts payable for income taxes.

Borrowing Activities - Funding is principally obtained through loans from ML&Co. (See Note 3).

Exchange Memberships – Exchange memberships are held at cost and reviewed monthly for impairment.

Equipment and Facilities - Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment, and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by ML&Co. based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Loans Receivable (net) - Loans receivable (net) consists primarily of non-purpose and subordinated loans extended to clients which are fully secured. These loans are carried at amounts that approximate fair value.

Goodwill - Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. Under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill is tested annually for impairment. ML&Co. has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill relates exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

Other Assets and Other Liabilities - Other assets consist primarily of deferred taxes, which are mainly related to allowances for doubtful accounts and intangible assets which are being amortized on a straight line basis over 10 years. Other liabilities consist primarily of accrued expenses and income taxes payable.

Income Taxes - The results of operations of the Company are included in the consolidated U.S. federal income tax return of ML&Co., and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate.

The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes.* Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Deferred income taxes are included in Other Assets on the Balance Sheet. See Note 10 for discussion on income taxes.

New Accounting Pronouncements - On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), *Share-Based Payment,* a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* The Company expects to adopt provisions of revised SFAS No. 123 in the third quarter of 2005. The approach to accounting for share-based payments under revised SFAS No. 123 is substantially unchanged from that allowed under SFAS No. 123. Because the Company adopted the provisions of SFAS No. 123 in the first quarter of 2004, the impact of adopting the revised SFAS No. 123 is not expected to be significant.

2. OTHER EVENTS

On December 31, 2002 the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation.* Effective for the first quarter of 2004, the Company adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, using the retroactive restatement method described in SFAS No. 148. Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. This restatement resulted in a $3,897 decrease in retained earnings as of December 26, 2003.

3. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership. Assets and liabilities include the following items related to such entities:

Assets:

Receivables under resale agreements	$ 2,664,493
Receivables under securities borrowed transactions	1,113,481
Receivables from affiliated companies	9,021,595
Receivables from brokers and dealers	102
	$ 12,799,671

Liabilities:

Payables under securities loaned transactions	$ 1,158,226
Payables to affiliated companies	2,621,523
Payables to brokers and dealers	2,050
Subordinated borrowings	750,000
	$ 4,531,799

Certain of the Company's transactions are settled on its behalf by affiliated entities. Receivables from affiliated companies consists of omnibus accounts for securities and commodities transactions with MLPF&S and other companies affiliated by common ownership on behalf of the Company's clients.

Payables to affiliated companies consist of loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

4. TRADING AND RELATED ACTIVITIES

Certain client trading activities and the Company's option market maker trading activities expose the Company to certain risks which are managed in accordance with the risk management policies established by ML&Co.

Market Risk - Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Equity Price Risk - Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Credit Risk - The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient ("default risk"). The Company has established policies and procedures for mitigating credit risk including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer and non-customer securities and commodity transactions. Execution of these transactions includes the purchase and sale of securities. These activities may expose the Company to default risk arising from the possibility that a customer, non-customer or counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may be required, under industry regulations, to purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk - The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing client and market conditions.

At December 31, 2004, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. The Company does not have direct exposure to the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 31, 2004 totaled $2,664,493, all of which was from an affiliated company.

Trading Derivatives - The fair values of the Company's trading derivatives, which consisted solely of listed options, as of December 31, 2004 were $190,066 in trading assets and $180,318 in trading liabilities.

Securities Financing Transactions - The Company enters into secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement and to meet clients' needs. Under these agreements and transactions, the Company either receives or provides cash collateral. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge these securities held as collateral, or enter into securities lending transactions. At December 31, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $59,170,018, which includes $26,528,804 from affiliates. The fair value of these securities that had been sold or repledged was $45,684,213, which includes $27,871,024 to affiliates.

5. SUBORDINATED BORROWINGS

At December 31, 2004, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $1,350,000, of which $750,000 was outstanding, with a maturity date of March 20, 2006. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR.

6. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock and 50,000 shares of $1 par value common stock. At December 31, 2004, there were 2,765 preferred and 2,000 common shares outstanding.

7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation – The Company has been named as a defendant in a single matter arising in connection with its activities as a financial services institution. Although the ultimate outcome of this action cannot be determined at this time, the Company believes, based on information available, that the resolution of this action will not have a material adverse effect on the financial condition of the Company.

Leases - The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2014. Future minimum rental commitments (exclusive of potential sublease rentals) with initial or remaining terms exceeding one year as of December 31, 2004, are presented below:

Year Ending	Total
2005	$3,093
2006	1,234
2007	421
2008	326
2009	332
2010 and thereafter	1,392
Total	$6,798

Guarantees - The Company has one guarantee on behalf of a client with a foreign stock exchange for approximately $6,820. The guarantee is secured by the assets in the clients' accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. No contingent liability is carried on the Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

8. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other post employment benefits under plans sponsored by ML&Co.

Pension Plans – The U.S. defined contribution plans consist of the Retirement Accumulation Plan, the Employee Stock Ownership Plan, and the 401(k) Savings and Investment Plan ("401(k)"). These plans cover substantially all U.S. employees who have met service requirements.

9. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by ML&Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long Term Incentive Compensation Plans ("LTICP") and the Equity Capital Accumulation Plan ("ECAP"). These plans provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company..

10. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax return. At December 31, 2004, the Company had a current tax payable of $18,978 and deferred tax assets of $1,621.

No valuation allowance was required at December 31, 2004.

11. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of the Commodity Futures Trading Commission ("CFTC"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk margin requirement. At December 31, 2004, the Company's regulatory net capital of $560,860 was 60% of aggregate debit items and exceeded the minimum requirement of $52,102 by $508,758. In addition, at 120% of the minimum net capital requirement, regulatory net capital in excess of the minimum required was $498,337.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 31, 2004 customer reserve computation, securities with a contract value of $1,750,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 31, 2004, the Company's PAIB reserve computation indicated no PAIB reserve was required, however, securities with a contract value of $70,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2004, assets segregated and held in separate accounts totaled $917,406 and exceeded requirements by $239,210.

12. ACQUISITIONS

During the second quarter of 2004, the Company purchased the U.S. equities and options clearing business of ABN AMRO. The transaction was entered into in order to accelerate the Company's effort to build its equities and options clearing business, expand the Company's institutional client base, and enhance the service it provide to clients in this key business.

* * * * * *

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004 (Dollars in Thousands)

STOCKHOLDERS' EQUITY	$ 961,195
DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL	(1,500)
STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	959,695
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	750,000
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,709,695
NONALLOWABLE ASSETS:	
Exchange memberships	22,965
Property, leasehold improvements and equipment	3,361
Interest and dividends receivable	5,556
Loans and advances	89,713
Unsecured receivable brokers and dealers	1,590
Other assets	21,038
Total nonallowable assets	144,223
MISCELLANEOUS CAPITAL CHARGES:	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	934,303
Aged fails-to-deliver	8,512
Other deductions and charges	41,980
Total miscellaneous capital charges	984,795
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	580,677
HAIRCUTS ON SECURITIES POSITIONS:	19,817
NET CAPITAL	560,860
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS	52,102
EXCESS NET CAPITAL (over minimum requirement of 2% of ADI)	$ 508,758

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2004 (Dollars in Thousands)

SEGREGATION REQUIREMENTS:

Cash	$ 731,129
Securities - at market value	74,801
Net unrealized gain on open futures contracts traded on a contract market	(130,564)
Exchange traded options:	
Market value of open option contracts purchased	965,508
Market value of open option contracts granted (sold)	(962,677)
TOTAL AMOUNT REQUIRED TO BE SEGREGATED	678,197
FUNDS ON DEPOSIT IN SEGREGATION:	
Exchange traded options:	
Unrealized receivables for long option contracts purchased	734,816
Unrealized obligations for short option contracts granted (sold)	(734,381)
Net equities with other futures commission merchants	637,782
Firm securities contributed to customer segregation - at market value	204,389
Customer securities contributed to customer segregation - at market value	74,801
TOTAL AMOUNT IN SEGREGATION	917,407
EXCESS FUNDS IN SEGREGATION	$ 239,210

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

**SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS
FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT
TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2004** (Dollars in Thousands)

The Company does not carry any customers' regulated foreign futures and foreign options accounts; therefore the Company has nothing to report.

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2005

Merrill Lynch Professional Clearing Corp.
222 Broadway
New York, New York 10038

In planning and performing our audit of the financial statements of Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)[including the practices and procedures followed by the Company in making the periodic computations of proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

Member of
Deloitte Touche Tohmatsu

accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP